SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DONEGAL GROUP INC.
(Name of Issuer)
Class A Common Stock
Class B Common Stock
(Title of Class of Securities)
Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)
Gregory M. Shepard
5055 Gulf of Mexico Drive
Longboat Key, FL 34228
(941) 552-8296 or (309) 827-5968
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications
on behalf of person(s) filing statement)
July 9, 2010
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Class A CUSIP No.	257701201 and Class B CUSIP No. 257701300	Page 2 of 7

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

NUMBER OF		Class A 3,140,000; Class B 360,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class A 3,140,000; Class B 360,000

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,140,000; Class B 360,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 15.77%; Class B 6.46%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D
This Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of reporting transactions in the Class A Common Stock, par value $0.01 per share, (the “Class A Shares”) and the Class B Common Stock, par value $0.01 per share, (the “Class B Shares”) of Donegal Group Inc. Previously, Mr. Shepard filed a Schedule 13G on August 31, 2009 regarding the Class A Shares and the Class B Shares and Amendment No. 1 to Schedule 13G/A on February 15, 2010 regarding the Class A Shares and the Class B Shares.
ITEM 1. SECURITY AND ISSUER.
This Schedule 13D relates to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1195 River Road, P.O. Box 302, Marietta, PA 17547.
ITEM 2. IDENTITY AND BACKGROUND.
a)	The person filing this statement is Gregory M. Shepard (the “Filing Person”).

b)	The principal business address and the principal office of the Filing Person is 5055 Gulf of Mexico Drive, Longboat Key, FL 34228.

c)	The Filing Person’s present principal occupation or employment is investing in securities

d)	Negative.

e)	Negative.

f)	The Filing Person is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The aggregate purchase price of 3,140,000 Class A Shares and 360,000 Class B Shares purchased by Filing Person was $46,026,129 and $6,009,445 respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.
ITEM 4. PURPOSE OF TRANSACTIONS.

The Filing Person has been purchasing the Class A and Class B Shares of the Issuer for the past several years based on his belief that the shares represent an attractive investment opportunity.
Except as set forth in this Schedule 13D, the Issuer has no present plan or proposal that would relate to or result in any of the matters or actions described in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the price of Class A and Class B Shares of the Issuer, developments affecting the Issuer, conditions in the securities market and general economic and industry conditions and, subject to receipt of any applicable regulatory approvals, the Filing Person reserves the right in the future to take such actions with respect to his investment in the Issuer as he deems appropriate, including the purchase of additional Class A and Class B Shares of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Filing Person may deem advisable.
On June 25, 2010, the Filing Person sent a letter to the Issuer (attached as Exhibit 7.1) regarding the acquisition of Union National Financial Corporation (“UNNF”). On July 9, 2010, the Issuer sent a letter to the Filing Person (attached as Exhibit 7.2) regarding the UNNF acquisition. On July 12, 2010, the Filing Person sent a letter to the Issuer (attached as Exhibit 7.3) regarding the UNNF acquisition.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
a)	As of the close of business on July 12, 2010, the Filing Person may be deemed to beneficially own, in the aggregate, 3,140,000 Class A Shares and 360,000 Class B Shares, representing approximately 15.77% and 6.46%, respectfully of the Issuer’s outstanding Class A Shares and Class B Shares (based upon the 19,924,944 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of March 31, 2010 by the Issuer in the Issuer’s Form 10Q filing, filed with the Securities and Exchange Commission on May 7, 2010).

b)	The Filing Person has sole voting power and sole dispositive power with respect to 3,140,000 Class A Shares and 360,000 Class B Shares.

c)	The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, the table excludes commissions paid.

	No. of			No. of
	Class A			Class B
	Shares	Price Per		Shares	Price Per
Date	Purchased	Share	Date	Purchased	Share
05/12/10	141	14.3000	05/12/10	0	—
05/13/10	590	14.3348	05/13/10	577	17.9584
05/14/10	11,481	14.2049	05/14/10	0	—
05/17/10	1,327	14.0600	05/17/10	0	—
05/18/10	2,657	14.0647	05/18/10	0	—
05/19/10	11,445	14.0356	05/19/10	0	—
05/20/10	16,372	13.6541	05/20/10	0	—
05/21/10	25,693	13.4268	05/21/10	0	—
05/24/10	15,234	13.1946	05/24/10	1,367	16.9241
05/25/10	10,680	12.8055	05/25/10	0	—
05/26/10	10,453	12.7707	05/26/10	0	—
05/27/10	0	—	05/27/10	0	—
05/28/10	6,485	12.9194	05/28/10	0	—
06/01/10	10,000	12.7400	06/01/10	0	—
06/02/10	2,444	12.9999	06/02/10	0	—
06/03/10	7,292	13.0000	06/03/10	0	—
06/04/10	25,390	12.7313	06/04/10	0	—
06/07/10	0	—	06/07/10	0	—
06/08/10	6,634	12.4399	06/08/10	0	—
06/09/10	10,000	12.4541	06/09/10	0	—
06/10/10	0	—	06/10/10	0	—
06/11/10	0	—	06/11/10	0	—
06/14/10	11,257	12.7360	06/14/10	0	—
06/15/10	0	—	06/15/10	0	—
06/16/10	4,038	12.9875	06/16/10	0	—
06/17/10	2,593	13.0089	06/17/10	1,500	17.1337
06/18/10	34,747	13.0436	06/18/10	0	—
06/21/10	18,435	12.9082	06/21/10	0	—
06/22/10	7,639	12.6270	06/22/10	0	—
06/23/10	18,331	12.5879	06/23/10	0	—
06/24/10	4,438	12.5447	06/24/10	2,081	17.0713
06/25/10	157	12.5500	06/25/10	0	—
06/28/10	41,644	12.7737	06/28/10	0	—
06/29/10	20,568	12.4974	06/29/10	0	—
06/30/10	3,860	12.5000	06/30/10	0	—
07/01/10	0	—	07/01/10	372	17.0296
07/02/10	0	—	07/02/10	1,784	17.0000
07/05/10	0	—	07/05/10	0	—
07/06/10	0	—	07/06/10	0	—
07/07/10	0	—	07/07/10	0	—
07/08/10	0	—	07/08/10	0	—
07/09/10	0	—	07/09/10	0	—
07/12/10	0	—	07/12/10	0	—

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
7.1	June 25, 2010 Letter from Filing Person to Issuer’s CEO

7.2	July 9, 2010 Letter from Issuer’s CFO to Filing Person

7.3	July 12, 2010 Letter from Filing Person to Issuer’s CEO
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: July 12, 2010
/s/ Gregory M. Shepard

Gregory M. Shepard

Exhibit Index
7.1	June 25, 2010 Letter from Filing Person to Issuer’s CEO

7.2	July 9, 2010 Letter from Issuer’s CFO to Filing Person

7.3	July 12, 2010 Letter from Filing Person to Issuer’s CEO